Exhibit 21.1

ScanSource, Inc.
Schedule of Subsidiaries

Name of Subsidiary	State/Country of Incorporation
4100 Quest, LLC	South Carolina
ScanSource Properties, LLC	South Carolina
Logue Court Properties, LLC	South Carolina
8650 Commerce Drive, LLC	Mississippi
ScanSource Canada, Inc.	Canada
Intelisys, Inc.	South Carolina
ScanSource Payments, Inc.	South Carolina
POS Portal, Inc.	California
RPM Software, LLC	South Carolina
intY USA, Inc.	Florida
ScanSource Agency, Inc.	South Carolina
Advantix ScanSource, LLC	South Carolina
DataXoom Corp.	Delaware
ScanSource Europe C.V.	Netherlands
ScanSource Europe B.V.	Netherlands
SCANSOURCE BRASIL DISTRIBUIDORA DE TECHNOLOGIAS LTDA.	Brazil
SourceHub Brazil Ltda.	Brazil